ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell & Jennifer Angelini

Re:	MicroVision, Inc.
Registration Statement on Form S-3
Filed October 25, 2024
File No. 333-282840

Dear Ms. Sidwell and Ms. Angelini:

On behalf of MicroVision, Inc. (“MicroVision” or the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amended Registration Statement”) to the above-referenced Registration Statement on Form S-3, filed with the Commission on October 25, 2024 (the “Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement made in response to the comment from the staff of the Commission (the “Staff”) in the Staff’s letter dated November 12, 2024, as well as certain other updated information.

In addition, we are providing the following response to the Staff’s comment. For reference purposes, the comment contained in the Staff’s letter is reproduced below in italics and the corresponding response appears below the comment.

Registration Statement on Form S-3 filed October 25, 2024

General

1.	We note your response to our prior comment 1. Please revise your disclosure to clearly state that the 42,692,019 shares being offered are those underlying notes in the aggregate principal amount of $45,000,000 that were issued to the selling stockholder on October 23, 2024. In this regard, we note that the capitalized term “Convertible Note” appears to be used interchangeably to refer to both the $45,000,000 principal amount that has been issued and the entire $75,000,000 principal amount that may be issued. Please further revise your disclosure to clarify that you expect to register any additional shares underlying notes in the aggregate principal amount of up to $30,000,000 that may be issued in the future to the selling stockholder, and discuss the potential dilution to investors.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to clarify that the Registration Statement registers only the resale of 42,692,019 shares of Common Stock underlying the “Initial Purchased Notes” contemplated by the Securities Purchase Agreement in the aggregate principal amount of $45,000,000, which were issued by the Company to the selling stockholder pursuant to the Securities Purchase Agreement in a private placement that the Company consummated on October 23, 2024. The Company has also revised the Registration Statement on page 4 to clarify that the resale of shares of Common Stock underlying the remaining $30,000,000 of aggregate principal amount of the notes that the Company may issue to the selling stockholder pursuant to the Securities Purchase Agreement would be registered separately. Finally, the Company has revised the Registration Statement on page 7 to discuss the potential dilution to investors from any issuance of the Subsequently Issued Notes.

Please do not hesitate to call me at (617) 951-7063 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Thomas Fraser
Thomas Fraser

cc:	Drew G. Markham (MicroVision, Inc.)